

March 23, 2012

Via E-mail
Wei Wang
Chief Executive Officer
ChineseInvestors.com, Inc.
13791 E. Rice Place, Suite #107
Aurora, CO 80015

    **Re: ChineseInvestors.com, Inc.
          Registration Statement on Form S-1
          Filed February 29, 2012
          File No. 333-179783**

Dear Mr. Wang:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note per page 18 you have 4,835,111 shares of common stock outstanding and, per page 34, you have about 3,988,966 shares of common stock held by non-affiliates. We note you intend to issue 2,000,000 shares to Kodiak Capital Group, LLC and, under this registration statement, you are registering Kodiak's resale of these shares. Based on the substantial number of shares being registered for resale as compared to the number of shares held by non-affiliates and the nature of the offering and selling shareholder who is deemed an underwriter, we view this transaction to be a primary offering. As a result, you are not able to rely on our accommodations whereby we view equity line financings to be indirect primary offerings that may proceed under Rule 415(a)(1)(i). Moreover, because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, we believe Kodiak may resell its shares only at a fixed price for the entire duration of the offering. Please revise all of the appropriate parts of prospectus, such as the cover page

and Plan of Distribution, accordingly. For guidance, please refer to our Compliance Disclosure and Interpretations, Securities Act Sections, Question 139.21 which can be found on the internet at: http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

2. You disclose on page 19 that, "[o]n or about October 6, 2011 the Company reverse split all of its outstanding common stock and options eight (8) back to one (1)."   Please disclose whether you were required under Indiana corporate law to obtain shareholder approval of the reverse stock split. If so, disclose why you did not file a proxy statement regarding shareholder approval for the reverse stock split.

3. Please tell us how you reflected the 8-for-1 reverse stock split in your financial statements.

4. In your Form 8-K filed March 5, 2012, you disclose that you raised $2.0 million by issuing approximately two million shares of convertible preferred stock. Please tell us whether Kodiak or any of Kodiak's affiliates purchased any of the convertible preferred stock.

5. We note a press release dated March 5, 2012 in which Mr. Dickman, your chief financial officer, states the company used part of the proceeds of a private placement to retire debt and repurchase common stock and options. Please update your registration statement for these events.

Offering Summary, page 1

6. In each instance where you disclose that the Investment Agreement provides that you can put up to $1.5 million of your common stock to Kodiak, include a discussion of the likelihood that the company will ever receive the full amount of proceeds available under the Investment Agreement. Disclose the total number of shares you would have to issue at the current stock price in order to have access to the full amount under the Investment Agreement and compare that number to the number of shares you have registered and thus would be able to issue and the resulting net proceeds you could receive. In disclosing the net proceeds you could receive, quantify any fees and commissions that you have paid and would pay.

7. Please disclose the number of outstanding shares held by non-affiliates and disclose the percentage of the total outstanding shares that are held by non-affiliates. Further, disclose the percentage of the outstanding shares held by non-affiliates that you are registering for resale on behalf of Kodiak.

Risk Factors, page 2

8. Please provide risk factor disclosure that accounts for risks associated with the Equity Credit Agreement. For example, discuss the likelihood that you will have access to the full amount available under the equity line. Specifically address the limitations in the purchase agreement on the company's ability to sell shares to Kodiak.

9. Furthermore, although we note your last risk factor on page 14 generally discusses dilution, please add a risk factor that specifically addresses the effects on the market price of your common stock and dilution to common shareholders resulting from the sale of stock under the Investment Agreement. In this regard, clearly disclose the following items:

    • The purchase price under the agreement with Kodiak is based upon a 15% discount to the then-prevailing lowest daily volume average share price over a five trading day period and, as a result, the lower the stock price at the time Kodiak purchases the stock, the more common shares Kodiak will receive.

    • To the extent Kodiak purchases and then sells its common stock, the common stock price may decrease due to the additional shares in the market. This could allow Kodiak to receive greater amounts of common stock in subsequent puts by the company, the sales of which would further depress the stock price.

    • Due to the floating purchase price under the equity line, you do not know the exact number of shares that you will issue under the equity line. Disclose the percentage of outstanding common shares that the two million shares you have registered represent.

    • The shares under the equity line may result in substantial dilution to the interests of other holders of common stock since Kodiak may sell the full two million shares being registered in connection with the equity line. In this regard, state that, even though Kodiak may not purchase shares amounting to more than 9.99% of the outstanding shares on the closing date, this restriction does not prevent Kodiak from selling some of its holdings and then receiving additional shares. In this way, Kodiak could sell more than the 9.99% limit while never holding more than the limit.

    • Provide a table that shows the number of shares that could be issued based upon a reasonable range of market prices assuming that the company put the full $1.5 million and without regard to any limitations. The range should include market prices 25%, 50% and 75% below the most recent actual price.

    Revise other applicable sections of your prospectus as appropriate.

Selling Securities Holder, page 16

10. Please disclose Kodiak's obligations under the Investment Agreement are not transferable.

Plan of Distribution, page 16

11. Please revise the fourth paragraph on page 16 to state the selling securities holder, brokers, dealers, or agents are underwriters and not "might be deemed" underwriters.

12. Please reconcile your disclosure on page 17 that Kodiak may make sales pursuant to the settlement of short sales entered into after the date of the prospectus with Kodiak's agreement not to sell the company's stock short in Section 3(C) of the Investment Agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity, page 30

13. Please provide a more detailed assessment of your financial condition and liquidity outlook. For example, disclose how long management expects that funds it is able to access under the Investment Agreement with Kodiak will sustain the company and how much additional financing the company requires to meet its current and future cash needs.

Exhibit 5.1

14. We note the opinion of counsel states it concerns "The Registration Statement [as it] relates to the issuance and sale from time to time by the Company, on a delayed or continuous basis pursuant to Rule 415 promulgated under the Act, of the Company's common stock not to exceed an initial offering price of $15,000,000." Please correct the reference to $15,000,000. Further, your prospectus cover page states you are registering the resale of shares that will be issued to Kodiak—not the issuance of shares to Kodiak which will occur in a private transaction. Please revise your opinion accordingly.

15. We consider it inappropriate for counsel to include in its opinion assumptions that are overly broad, that "assume away" the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Therefore, please have counsel remove assumptions (ii) and (iii) from his opinion. For guidance, refer to Section II.3.A of Staff Legal Bulletin No. 19 (CF), available on our website at http://www.sec.gov/interps/legal.shtml.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ajay Koduri, Attorney-Advisor, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Dennis Brovarone, Esq.